NYSE
AN ICE EXCHANGE

December 10, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of T. Rowe Price Exchange-Traded Funds, Inc., under the Exchange Act of 1934:

- T. Rowe Price Active Core International Equity ETF
- T. Rowe Price Active Core U.S. Equity ETF

Sincerely,

Craig A. Marty

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com